

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 27, 2009

Mr. Jervis B. Perkins, CEO
AeroGrow International, Inc.
6075 Longbow Drive, Suite 200
Boulder, CO 80301

RE: **AeroGrow International, Inc. File No. 1-33531**
March 31, 2008 Form 10-K

Dear Mr. Perkins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien,
Accounting Branch Chief